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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13-d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Circuit Research Labs, Inc.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
172743205
(CUSIP Number)
July 13, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	172743205	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS: Harman Pro North America, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-4655026

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	172743205	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS: Harman International Industries, Incorporated

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
11-3434306

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

     The following constitutes Amendment No. 1 (the “Amendment”) to the Schedule 13G, filed with the Commission on May 9, 2005 (the “Original Schedule 13G”). This Amendment amends the Original Schedule 13G as specifically set forth herein.

Item 1(a).	Name of Issuer:

Circuit Research Labs, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7970 South Kyrene Road Tempe, Arizona 85284

Item 2(a).	Name of Person Filing:

Harman Pro North America, Inc. (“Harman Pro North America”) and Harman International Industries, Incorporated (“Harman” and, together with Harman Pro North America, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address for each of the Reporting Persons is 1101 Pennsylvania Avenue, NW, Suite 1010, Washington, DC 20004.

Item 2(c).	Citizenship:

Each of the Reporting Persons was organized in Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.10 per share

Item 2(e).	CUSIP Number:

172743205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

0 shares

(b) Percent of class:

0

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

0 shares

(ii)	Shared power to vote or direct the vote:

0 shares

(iii)	Sole power to dispose or to direct the disposition of:

0 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 16, 2007

HARMAN PRO NORTH AMERICA, INC.
By:	/s/ Edwin C. Summers
Edwin C. Summers, Vice President and Secretary

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
By:	/s/ Edwin C. Summers
Edwin C. Summers, Vice President — General Counsel and Secretary

Exhibits

Exhibit A(1)	Joint Filing Agreement.

(1)	Previously filed as Exhibit 1 to Reporting Persons’ ownership filing on Schedule 13G filed with the Commission on May 9, 2005.